EXHIBIT 99.1

EDAP Reports Fourth Quarter and Full Year 2008 Financial Results

 Fourth Quarter 2008 Highlights:

 * Record revenue of EUR 9.0 million, up 28.4% year-over-year and up
   95.7% sequentially
 * Ablatherm-HIFU RPP treatments increased 31.9% year-over-year
 * Total HIFU revenue of EUR 3.4 million, up 13.9% year-over-year and up 79.5% sequentially
 * Total Lithotripsy revenue of EUR 5.6 million, up 39.2% year-over-
   year and up 110.2% sequentially
 * Robust cash position of EUR 15.0 million (USD 20.8 million)

LYON, France, March 31, 2009 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, announced today financial results for the fourth quarter and full year ended December 31, 2008.

2008 Fourth Quarter Financial Results

For the fourth quarter 2008, the Company reported total revenue of EUR 9.0 million (USD 11.8 million), a 28.4% increase from EUR 7.0 million (USD 10.3 million) for the same period in 2007. Total revenue for the fourth quarter 2008 confirmed the anticipated conversion of the Company's third quarter backlog into equipment sales.

Total revenue for the Company's high intensity focused ultrasound (HIFU) division increased 13.9% to EUR 3.4 million (USD 4.5 million) in the fourth quarter 2008, compared to EUR 3.0 million (USD 4.4 million) in the same period of 2007. The fourth quarter 2008 was the strongest quarter of the year, with a total of four Ablatherm-HIFU systems sold.

Total revenue for the Company's lithotripsy division was EUR 5.6 million (USD 7.3 million) in the fourth quarter 2008, a 39.2% increase from EUR 4.0 million (USD 5.9 million) for the same period last year. The increase resulted from higher machine sales, as twenty-seven devices, including six Sonolith I-Sys systems were sold during the fourth quarter 2008, compared to thirteen machines, including three Sonolith I-Sys devices sold during the year ago period.

Gross profit for the fourth quarter 2008 was EUR 3.3 million (USD 4.3 million), compared to EUR 3.0 million (USD 4.4 million) for the fourth quarter 2007. Gross profit margin was 36.7% in the fourth quarter of 2008 compared to 42.9% in the fourth quarter of 2007 primarily based on a year-over-year increase in sales of lower margin lithotripsy equipment.

Operating expenses decreased to EUR 3.7 million (USD 4.9 million) in the fourth quarter 2008, compared to EUR 3.8 million (USD $5.5 million) for the same period of 2007. Fourth quarter 2008 operating expenses included EUR 0.6 million related to the U.S. FDA ENLIGHT clinical trial for Ablatherm-HIFU. Operating loss was EUR 0.4 million (USD 0.6 million) for the fourth quarter 2008, compared to EUR 0.7 million (USD 1.1 million) for the year ago period. The year-over-year decrease in operating loss reflected higher machine sales in the fourth quarter of 2008.

Net income for the fourth quarter 2008 was EUR 3.6 million (USD 4.7 million), or EUR 0.37 per diluted share, compared to a net loss of EUR 2.0 million (USD 3.0 million), or EUR 0.22 per diluted share in 2007. Fourth quarter 2008 net income included a non-cash gain of EUR 3.5 million, reflecting the adjustment of the Company's convertible preferred debt and outstanding warrants to fair value.

Full Year 2008 Financial Results

For the full year ended December 31, 2008, total revenue was EUR 23.1 million (USD 33.9 million), compared to EUR 22.3 million (USD 30.8 million) for the full year 2007. Full year 2008 revenue from the HIFU and lithotripsy divisions totaled EUR 9.2 million (USD 13.5 million) and EUR 13.9 million (USD 20.4 million), respectively, compared to EUR 9.3 million (USD 12.9 million) and EUR 13.0 million (USD 17.9 million), respectively, during the full year 2007.

For the twelve months ended December 31, 2008, total operating expenses decreased EUR 0.3 million, or 2.2%, excluding U.S. clinical trial expenses. Operating loss was EUR 4.7 million (USD 6.9 million) for the twelve months ended December 31, 2008, compared to an operating loss of EUR 4.1 million (USD 5.6 million) for same period of 2007. The year-over-year increase in operating loss reflected a EUR 0.8 million increase in U.S. clinical trials expenses and EUR 0.2 million decrease in operating loss excluding the U.S. clinical trials.

Net income for the full year 2008 was EUR 1.6 million (USD 2.3 million), or EUR 0.17 per diluted share, compared to a net loss of EUR 5.4 million (USD 7.5 million) or EUR 0.59 per diluted share for the same period last year. Full year 2008 net income included a non-cash gain of EUR 6.7 million reflecting the adjustment of the Company's convertible preferred debt and outstanding warrants to fair value. As the Company has previously mentioned, uncertain financial market conditions may regularly affect the fair value of our convertible debentures, which may result in significant adjustments in our financial accounts, with no impact on the Company's cash position.

At December 31, 2008, cash and cash equivalents, including short-term treasury investments, were EUR 15.0 million (USD 20.8 million), compared to EUR 14.1 million (USD 19.8 million) at September 30, 2008. For the fourth quarter of 2008, the Company achieved positive cash flow of EUR 0.9 million, including a EUR 0.6 million expense for the U.S. FDA clinical trials. Positive cash flow in the fourth quarter 2008 is primarily due to higher sales in the fourth quarter of this year over the same period in 2007 and the currency valuation of the U.S. dollar against the Euro.

Marc Oczachowski, EDAP's Chief Executive Officer, commented, "We are encouraged by the acceleration in machine sales from both our HIFU and lithotripsy divisions, which drove record revenue during the fourth quarter 2008. We are also pleased by the continued order flow into 2009 but we are cautiously optimistic given the current uncertain economic environment. We expect further growth and increased adoption of Ablatherm-HIFU through global expansion into key geographic markets driven by our recent entries into India, Mexico and Brazil. We are also aggressively pursuing our U.S. strategy, which is expected to benefit from the FDA's recent permission to amend our ongoing Ablatherm-HIFU U.S. clinical study to include a broader patient population and additional participating sites."

Mr. Oczachowski continued, "We are confident that our strong cash position and innovative technology places us in a solid position within today's challenging economic climate. As we move forward with our growth initiatives, we plan to continue our prudent cash management to ensure that we remain well-funded to execute our long-term growth strategy."

Conference Call

EDAP will hold a conference call on Tuesday, March 31, 2009 at 8:30 a.m. ET to discuss fourth quarter and full year 2008 financial results. The dial-in numbers are 1-888-241-0558 for domestic callers and 1-647-427-3417 for international. The conference ID number for both is 89881889. A live Webcast of the conference call will be available online from the investor relations page of the Company's corporate Website at www.edap-tms.com.

After the live Webcast, the call will remain available on EDAP's Website, www.edap-tms.com, through June 30, 2009. In addition, a telephonic replay of the call will be available until April 7, 2009. The replay dial-in numbers are 1-888-214-7699 for domestic callers and 1-402-220-1554 for international callers. Please use event ID number 89881889.

About EDAP TMS SA

EDAP TMS SA develops and markets Ablatherm, the most advanced and clinically proven choice for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Approved in Europe as a treatment for prostate cancer, Ablatherm-HIFU (High Intensity Focused Ultrasound) is currently undergoing evaluation in a multicenter U.S. Phase II/III clinical trial under an Investigational Device Exemption granted by the FDA. The Company also is developing this technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and commercializes medical equipment for treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the company, please visit http://www.edap-tms.com, http://www.hifu-planet.com and http://www.pcaresearch.com or http://www.urotoday.com/HIFU.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the company's filings with the Securities and Exchange Commission. Ablatherm-HIFU treatment is in clinical trials, but not FDA-approved or marketed in the United States.

                              EDAP TMS S.A.
       CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
  (Amounts in thousands of Euros and U.S. Dollars, except per share data)

                             Three Months Ended:   Three Months Ended:
                            --------------------  --------------------
                             Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,
                               2008       2007       2008       2007
                              Euros      Euros       $US        $US

 Sales of medical equipment     6,085      4,321      7,971      6,303
 Net Sales of RPP and Leases    1,347      1,238      1,764      1,806
 Sales of spare parts,
  supplies and Services         1,520      1,437      1,991      2,096
                            ---------  ---------  ---------  ---------
 TOTAL NET SALES                8,952      6,997     11,726     10,206
 Other revenues                    68         31         89         45
                            ---------  ---------  ---------  ---------
 TOTAL REVENUES                 9,020      7,028     11,815     10,251
 Cost of sales                 (5,735)    (4,012)    (7,512)    (5,852)
                            ---------  ---------  ---------  ---------

 GROSS PROFIT                   3,285      3,016      4,303      4,399
 Research & development
  expenses                     (1,156)      (874)    (1,514)    (1,275)
 S, G & A expenses             (2,559)    (2,354)    (3,351)    (3,432)
 Non-recurring operating
  expenses                                  (529)                 (772)
                            ---------  ---------  ---------  ---------
 Total operating expenses      (3,715)    (3,757)    (4,865)    (5,479)

 OPERATING PROFIT (LOSS)         (429)      (741)      (562)    (1,081)

 Interest (expense) income,
  net                           3,292     (1,254)     4,311     (1,830)

 Currency exchange gains
  (loss), net                     338       (37)        443        (54)

 Other income (loss), net          (5)         1         (7)         2
                            ---------  ---------  ---------  ---------

 INCOME (LOSS) BEFORE TAXES
  AND MINORITY INTEREST         3,195     (2,031)     4,185     (2,963)

 Income tax (expense) credit      396         (8)       519        (12)
                            ---------  ---------  ---------  ---------

 NET INCOME (LOSS)              3,591     (2,040)     4,703     (2,975)
                            =========  =========  =========  =========
 Earning per share - Basic       0.37      (0.22)      0.49      (0.32)

 Average number of shares
  used in computation
  of EPS                    9,582,593  9,200,757  9,582,593  9,200,757

 Earning per share - Diluted     0.37      (0.22)      0.49      (0.32)

 Average number of shares
  used in computation of
  EPS for positive net
  income                    9,589,658  9,455,092  9,589,658  9,455,092

 NOTE: Translated for convenience of the reader to U.S. dollars at the
 2008 average three months noon buying rate of 1 Euro = 1.3098USD, and
 2007 average three months noon buying rate of 1 Euro = 1.4586 USD.

                              EDAP TMS S.A.
       CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
            (Amounts in thousands of Euros and U.S. Dollars,
                         except per share data)

                            Twelve Months Ended:  Twelve Months Ended:
                            --------------------  --------------------
                              Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,
                                2008       2007       2008       2007
                               Euros      Euros       $US        $US

 Sales of medical equipment    12,547     11,752     18,438     16,214

 Net Sales of RPP and Leases    4,664      4,814      6,854      6,642
 Sales of spare parts,
  supplies and Services         5,645      5,647      8,296      7,792
                            ---------  ---------  ---------  ---------
 TOTAL NET SALES               22,856     22,213     33,587     30,648

 Other revenues                   197        113        290        156
                            ---------  ---------  ---------  ---------

 TOTAL REVENUES                23,053     22,327     33,878     30,804
 Cost of sales                (13,955)   (13,148)   (20,507)   (18,140)
                            ---------  ---------  ---------  ---------

 GROSS PROFIT                   9,099      9,179     13,371     12,664
 Research & development
  expenses                     (4,255)    (3,194)    (6,254)    (4,407)
 S, G & A expenses             (9,546)    (9,850)   (14,029)   (13,590)
 Non recurring operating
  expenses                                  (224)                 (309)
                            ---------  ---------  ---------  ---------
 Total operating expenses     (13,802)   (13,268)   (20,282)   (18,306)

 OPERATING PROFIT (LOSS)       (4,703)    (4,089)    (6,911)    (5,642)
 Interest (expense) income,
  net                           5,232     (1,243)     7,689     (1,716)
 Currency exchange gains
  (loss), net                     577       (254)       848       (350)
 Other income (loss), net          (1)        16         (2)        21
                            ---------  ---------  ---------  ---------

 INCOME (LOSS) BEFORE TAXES
  AND MINORITY INTEREST         1,105     (5,571)     1,624     (7,686)
 Income tax (expense) credit      492        140        724        193
                            ---------  ---------  ---------  ---------

 NET INCOME (LOSS)              1,597     (5,430)     2,347     (7,492)
                            =========  =========  =========  =========
 Earning per share - Basic       0.17      (0.59)      0.24      (0.81)

 Average number of shares
  used in computation
  of EPS                    9,582,593  9,200,757  9,582,593  9,200,757

 Earning per share -
  Diluted                        0.17      (0.59)      0.24      (0.81)

 Average number of shares
  used in computation of EPS
  for positive net income   9,658,295  9,717,487  9,658,295  9,717,487

 NOTE: Translated for convenience of the reader to U.S. dollars at the
 2008 average twelve months noon buying rate of 1 Euro = 1.4695USD, and
 2007 average twelve months noon buying rate of 1 Euro = 1.3797 USD.

                             EDAP TMS S.A.
           CONSOLIDATED BALANCE SHEETS HIGHLIGHTS (UNAUDITED)
            (Amounts in thousands of Euros and U.S. Dollars)

                             Dec. 31,   Sept. 30,  Dec. 31,  Sept. 30,
                               2008       2008       2008      2008
                              Euros      Euros       $US       $US

 Cash, cash equivalents and
  short term investments       14,970     14,072     20,837     19,815
 Total current assets          35,786     32,094     49,158     44,534
 Total current liabilities     14,457     12,321     20,123     17,349
 Shareholders' Equity          17,191     13,106     23,929     18,454

 NOTE: Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 1.3919 USD, on December 31, 2008 and at the noon buying rate of 1 Euro = 1.4081 USD, on September 30, 2008.

                            EDAP TMS S.A.
            CONDENSED STATEMENTS OF OPERATIONS BY DIVISION
                TWELVE MONTHS ENDED DECEMBER 31, 2008
                   (Amounts in thousands of Euros)

                                                             Total
                                                             After
                  HIFU       UDS        FDA                 Consoli-
                Division   Division    Trials   Corporate    dation

 Sales of goods   3,658      8,888                           12,547
 Sales of RPPs &
  Leases          3,698        966                            4,664
 Sales of spare
  parts &
  services        1,705      3,941                            5,645
                --------   --------   --------   --------   --------
 TOTAL NET SALES  9,060     13,796                           22,856

                --------   --------   --------   --------   --------
 Other revenues     138         59                              197

                --------   --------   --------   --------   --------
 TOTAL REVENUES   9,199     13,855                           23,053
                --------   --------   --------   --------   --------
 GROSS PROFIT     5,405 60%  3,694 27%                       9,099  40%

 Research &
  Development    (1,083)    (1,115)    (2,058)               (4,255)
 Total SG&A
  plus
  depreciation   (3,848)    (3,565)       (97)    (2,036)    (9,546)
                --------   --------   --------   --------   --------

 OPERATING
  PROFIT (LOSS)     475       (986)     (2,156)   (2,036)    (4,703)

CONTACT:  EDAP TMS SA
          Investor Relations / Legal Affairs
          Blandine Confort
          +33 4 72 15 31 72
          bconfort@edap-tms.com

          The Ruth Group
          Investors:
          R.J. Pellegrino
          646-536-7009
          rpellegrino@theruthgroup.com